EXHIBIT 99.1

Equinor ASA: Change in the board of directors

Equinor ASA (OSE:EQNR, NYSE:EQNR) announces that Finn Bjørn Ruyter has decided to leave his position on the Board of Directors and prioritize his responsibilities as CEO of Hafslund and other board positions. The change takes effect 1 September 2026.

Contact:

  Nils Morten Huseby, chair of the nomination committee
  Enquiries through Equinor Corporate Press Office,
  Sissel Rinde,+47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act